


Orion ~~VIRALYTICS~~ LTD

ABN 12 010 657 351

APPENDIX 4E

Preliminary Final Report

Year ended 30 June 2009 (current period)
and the year ended 30 June 2008 (previous corresponding period)

Results for announcement to the market

			$A'000
Revenue from ordinary activities	Down 80%	to	77
(Loss) from ordinary activities after tax attributable to members	Up 25%	to	(4,585)
(Loss) for the period attributable to members	Up 25%	to	(4,585)

	Current Period	Previous Corresponding Period
Net tangible asset backing per ordinary security	0.002 cents	0.014cents
Basic (Loss) cents per share	(1.6 cents)	(1.4 cents)

An explanation of the result of the current period is set out in the Directors' Report contained in the attached audited Annual Financial Report.

Full financial details of the Company are also contained in the attached audited Annual Financial Report.

Dividends: it is not proposed that any dividends will be paid. No dividends were paid in the previous corresponding period.

VIRALYTICS LIMITED

ABN 12 010 657 351

Financial Report for the Year Ended 30 June 2009

TABLE OF CONTENTS

Corporate Information

Directors

Mr Paul Hopper	Non-Executive Chairman
Dr Phillip Altman	Non-Executive Director
Mr Peter Molloy	Non-Executive Director
Mr Bryan Dulhunty	Managing Director

Company Secretary

Ms Sarah Prince

Principal Place of Business

8/33 Ryde Road
Pymble, NSW 2073

Registered Office

McCullough Robertson
Level 11, 66 Eagle Street
Brisbane, QLD 4001

Auditors

Bentleys, Chartered Accountants
Level 26, AMP Place, 10 Eagle Street
Brisbane QLD 4000

Share Registry & Register

Link Market Services Limited
ANZ Building
Level 19,
324 Queen Street
Brisbane QLD 4000
Ph: (02) 8280 7454

Website

www.viralytics.com

Contact Information

Tel: (02) 9499 3200
Fax: (02) 9499 3300
Email: investorrelation@viralytics.com

Directors' Report
for the year ended 30 June 2009

Your Directors present their report on the Company for the financial year ended 30 June 2009.

DIRECTORS

The names of the directors in office at the date of this report:

Mr Paul Hopper	Non-Executive Chairman
Dr Phillip Altman	Non-Executive Director
Mr Peter Molloy	Non-Executive Director
Mr Bryan Dulhunty	Managing Director

COMPANY SECRETARY

Ms Sarah Prince

PRINCIPAL ACTIVITIES

The principal activities of the Company during the financial year were the development of its Virotherapy anti-cancer technology.

OPERATING RESULT

The operational loss for the year was $4.6m (2008: $3.7m). The increase in loss was impacted by two events

- an impairment loss of $700k was made on the Company's historical investment in CBio Limited.
- a profit of $201k in the 2008 year on the sale of an historical investment in a listed entity Analytica Ltd.

Adjusting for these non operational impacts on the result, the adjusted loss for the year would have been reduced to $3.9m (2008: $3.9m).

The operating loss, while similar to the prior year, was achieved while the Company was progressing three Phase I trials, development of clinical grade product (GMP) in USA and planning to lodge an Investigational New Drug application (IND) to allow a Phase II trial to be run in the USA. During the year, the Company also added two international directors to the Board..

Expenditure is clearly focused on operational areas of the Company. The Company has a small administrative office based in Pymble with two staff – the Managing Director and accountant. All other staff are based at the Company's research centre in Newcastle where all staff are operationally focused.

This year's result and the results of 2007 ($4.2m) and 2008 ($3.7m) show a significant improvement when compare with the 2006 operating loss of $9.2m when the current management were installed.

Directors' Report
for the year ended 30 June 2009

Much operational progress has been made since 2006. In 2006 the Company was yet to start its Phase I clinical trial program. The current management has commenced and expects to complete recruitment for its 3 Phase I trials of CAVATAK™ this year and be in a position to commence a Phase II IND approved trial in the second half of next year. Such activity is being undertaken with substantially fewer resources

The commencement of a Phase II trial under an IND application will be a significant achievement for the Company, adding substantial value to its technology development.

CASH MANAGEMENT

The Company continued its strong commitment to reducing operational cash outflow in the year. Operational outflow was $3.2m (2008: $3.0m which included R and D tax refund of $0.4m).

One of the prime issues facing the Company has been to access sufficient capital to allow the timely development of its Virotherapy Intellectual Property.

The Company's first preference has been to provide existing shareholders with an opportunity to acquire shares in the Company. To this end the Company carried out two fund raisings during the year.

- In December 2008 the Company offered shareholders an opportunity to purchase up to $5,000 of shares under a share purchase plan. This offer raised $716k.
- In April 2009 the Company issued an Options Rights Issue prospectus. This was on offer to existing shareholders on a 1 for 1 basis to acquire 1 option in the Company at a price of 1 cent. The option gave the holder the right to convert the option into a share by paying a further 3 cents at any time up to 29 June 2010. This offer raised $915k.

However these fund raising initiatives did not provide long term funding for the Company. To secure longer term funding, which was essential to allow the Company to take its product to a Phase II trial, the Company entered into a Convertible Note facility with an American firm La Jolla Cove Investments Inc. This facility, which was approved by shareholders at an Extraordinary General Meeting held on 21 August 2009, provides the Company with access to $US6m over the next 2 years commencing from 12 June 2009.

BALANCE SHEET

The Company had $1.4m of cash and short term receivables at 30 June 2009 and accounts payable and accrued expenses of $0.5m. The Company had drawn down $306k of the convertible note facility. At the time of the signing of this report La Jolla Cove Investments had converted $200k of this drawdown into shares.

Directors' Report
for the year ended 30 June 2009

REVIEW OF OPERATIONS

2009 has seen a continuation of the progress of the Company's clinical program and the development of our plan to progress to a US Phase II trial application.

Key operational achievements made during the year include:

- **Clinical Trials**:

At the date of this report 20 patients have now been treated with CAVATAK™ under the various clinical trials (Phase I safety studies) conducted by the Company. The data generated by these trials adds significant value to the Company as the Company is now able to study not only the direct action of the virus on human tumour cells but can also measure various biomarker activity that enable us to assess the biological action of CAVATAK™ within the human system. This information has been crucial in enabling the Company to make the investment decision to move to Phase II efficacy trial(s). Whilst the Company is not yet able to publish final data from these initial trials, to date human administration of CAVATAK™ has been well tolerated and preliminary data concerning biological activity of CAVATAK™ is supportive of pre-clinical findings. In this environment, the Company believes Phase II evaluation of CAVATAK™ is warranted.

To enable the Company to move to Phase II trials, the Company has undertaken two strategic actions.

- we have secured the services of a GMP compliant contract manufacturing organisation specialising in virus manufacture and based in the USA (the world's largest market for our potential product) to produce CAVATAK™. Such a manufacturing strategy will provide the Company with three significant benefits: 1) it will provide the Company with product that can be used for Phase II clinical trials; 2) optimisation and scale up of CAVATAK™ production which reduces future development risk and 3) it reduces the Company's dependence on its sole facility at The University of Newcastle.

- we have commenced discussions with the Food and Drug Administration (FDA) to move towards a clinical trial program in the USA. The development of a product under the scrutiny of the FDA adds considerably to shareholder value as the US market is the world's largest market and is of clear value to future commercial partners.

The implementation of this strategy is a text book approach to maximising long term shareholder value. Many smaller Australian biotech companies do not take this approach and instead concentrate their efforts in only meeting Australian standards. This approach often slows product development and commercial value, as such companies still need to go to the USA and satisfy the FDA requirements.

The value to shareholders is enhanced by early entry to the market which in turn takes full advantage of the patent life. The quicker the product gets to market the greater will be the return to shareholders.

Current Clinical Trials

The Company currently has three clinical trials of CAVATAK™ underway at three Australian hospitals. Subsequent to the end of the financial year, the Company announced four new hospital sites joining these trials.

We are seeing a growing appreciation of the potential of Virotherapy in the treatment of cancer sufferers, as demonstrated by our success in securing new hospitals to join our clinical trials program.

These new sites should allow us to finalise our existing trial quickly.

Melanoma trial: The Company recently announced that we had completed enrolment of our ninth and final Phase I patient for the Company's late stage Melanoma trial.

This trial was a Phase I dose escalation trial involving intra-tumoural administration of CAVATAK™ to late stage melanoma patients. This trial was separated into three groups of three patients – a low dose, a medium dose and a high dose group. All groups have now completed enrolment. The dose received by the third group of patients is 100 times that received by the first group of patients may contain the highest potential to demonstrate anti-tumoural activity.

Head and Neck Trial: This trial was a Phase I dose escalation trial involving intra-tumoural administration of CAVATAK™ to late stage head and neck cancer patients. This trial is separated into three groups of three patients. The trial differs from the Melanoma study as it escalates the number of doses from one to six. Dosing commences at the highest concentration of CAVATAK™ used in the Melanoma trial. At the date of this report two patients have been injected with CAVATAK™. We expect three additional sites to be opened in the near future.

Melanoma Prostate and Breast cancer trial: This trial is a Phase I dose escalation trial involving intravenous administration of CAVATAK™ to patients with late stage Melanoma, Breast or Prostate cancer. In this trial nine patients will be dosed with CAVATAK™. The first two patients of three patients have completed the study and recruitment is underway for the next group.

In all the Phase I trials, an independent Data Safety Committee has been established to review the safety data of each group of patients before the next group of patients receives a higher dose. At the date of this report there have been no significant product related safety concerns and approval to proceed to higher dosing levels has been granted at each stage of the process.

- **Patents**:

The Company was successful in having cornerstone patents granted during the year. The Company has significant patents granted in the core markets of Europe and USA for subsets of Coxsackie A group viruses, including CAVATAK™, as well as for the ECHO family of viruses. A full report on the Company's patent portfolio is set out in the back of the report

- **Research and Development**

The Company's research and development activities are now primarily directed to product development. As patient data is accumulated from the clinical trials that are underway the Company is able to obtain a greater understanding of how CAVATAK™ works within the human system. Such data provides the basis for the design of the Phase II trial.

The Company has continued to be published in internationally recognised publications and invited to present at international conferences. The science of the Company is highly respected internationally.

The Company has maintained its extensive dedicated research facilities at the University of Newcastle which provides the Company with a leading edge research facility and related infrastructure, which would cost many millions for this Company to reproduce if the Company needed to acquire such independent facilities.

The Research and development team consists of up to 12 researchers involved at the Newcastle facilities providing resources for virus manufacture, clinical trial bio-marker testing and basic oncolytic virus research.

- **International Research Collaboration**

The pre-clinical international collaboration to investigate the oncolytic action of CAVATAK™ on human brain cancers most commonly referred to as glioblastomas with Dr Guha (Co-Director and Senior Scientist at the Arthur and Sonia Labatt Brain Tumour Research Center, at the Hospital for Sick Children in Toronto) is ongoing.

- **Management**

The Company now has a well established management team.

- Professor Darren Shafren – Chief Science Officer and inventor of the technology. Responsibilities – Day to day operations at Newcastle University, development of the science intellectual property; and toxicology;

- Mr Stephen Goodall – Chief Operating Officer
  Responsibilities – GMP virus production, FDA regulatory matters and clinical trials.

- Mr Bryan Dulhunty – Managing Director
  Responsibilities – Corporate, Finance and Management of the Company

This full time team is overseen by a highly experienced Board that meets at least once per month:

- Mr Paul Hopper (Chairman) who is experienced in running biotechnology companies and fund raising;
- Mr Peter Molloy (Non-Executive Director) who was previously Managing Director of Biota Holdings Limited; and
- Dr Phillip Altman (Non-Executive Director) who previously managed his own clinical trials company.

Mr Bryan Dulhunty, Managing Director, is also a member of the Board. Further information regarding the skills and experience of the Directors is set out on pages 9 – 11 of this report.

Investments

CBio Limited (CBio)

CBio is a public, unlisted company in Phase II trials developing the product CPN10 for the potential treatment of a range of inflammatory diseases. Viralytics Ltd owns 3% of the outstanding capital of CBio Limited.

Due to the illiquid nature of CBio shares, the Directors of Viralytics believe that the best market value assessment is set by the current fund raising price of CBio equities. Based on currently available information, this is in the form of a convertible note converting at a price of 50 cents a share on 31 December 2010 carrying an 8% p.a. coupon rate.

The Directors of Viralytics have thus written down the carrying value of its investment in CBio at 50 cents per share discounted by the 8% p.a. coupon rate for the period up to 31 December 2010. This calculation derives a CBio share valuation of 44 cents per share.

At 30 June 2008 the value of CBio shares was written down to $1 on the following basis. Since June 2006 this investment was carried at a fair value of $3.6m ($3 per share). Based on a review of CBio's most recent public financial information (audited accounts as at 30 June 2007), subsequent publicly disclosed fund raising (December 2007) and taking into account the illiquid nature of the stock the Directors have assessed the fair value to be $1.00 per share. This reassessment of the fair value reversed a previous unrealised gain.

For further information please refer to the CBio website: www.cbio.com.au.

InJet Digital Aerosols Limited (IDAL)

Viralytics owns 44.9% of the outstanding capital of IDAL. IDAL is a public, unlisted company. It has a patent portfolio which is licensed to Canon Inc for the purposes of commercialisation of this technology. During the previous period Viralytics interest in IDAL was reduced from 45.3% as a result of a placement of shares at 15 cents raising $599k. Following this placement and a reconstruction IDAL had 22.9 million shares on issue. The Company is required to equity account IDAL and this has resulted in this investment being carried at Nil value.

For further information please refer to the IDAL website www.injet.com.au

Analytica Limited

The Company disposed of its holding in Analytica in the previous year, resulting in a profit on disposal of $201,276.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

All significant changes in the state of affairs of the Company which occurred during the financial year are discussed in the Review of Operations section of this report.

LIKELY DEVELOPMENTS AND LIKELY RESULTS

The Company's strategic plan is a continuation and development of its clinical trial and research program. At a commercially appropriate time the Company's aim is to enter into a development and licensing agreement with a large pharmaceutical company.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

An Extraordinary General Meeting of Shareholders was held on the 21 August 2009 to approve the Convertible Note facility with La Jolla Cove Investments Inc.

No matter or circumstance other than matters discussed in the Directors' Report has arisen since the end of the financial year which would significantly affect or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the Company in subsequent financial years.

ENVIRONMENTAL ISSUES

The Company's operations are not subject to significant environmental regulation under the laws of the Commonwealth and State.

PROCEEDINGS ON BEHALF OF COMPANY

No person has applied for leave of court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings

The Company was not a party to any such proceedings during the year.

DIVIDENDS

No dividends were paid and the Directors did not recommend a dividend to be paid.

Directors' Report
for the year ended 30 June 2009

SHARE CAPITAL AND OTHER EQUITY SECURITIES

All changes to the capital structure, including options during the year are set out in Note 13 – Issued Capital.

CORPORATE STRUCTURE

The Company is limited by shares and is incorporated and domiciled in Australia.

MEETINGS OF DIRECTORS

During the financial year, 15 meetings of Directors were held. Attendances by each Director during the year were as follows:

	Directors' Meetings Eligible to attend	Directors' Meetings attended
Mr Paul Hopper (Non-Executive Chairman)	13	13
Mr Bryan Dulhunty (Managing Director)	15	15
Dr Phillip Altman	15	13
Mr Peter Molloy	11	10
Prof Darren Shafren	5	5

DIRECTORS' QUALIFICATIONS AND EXPERIENCE

Details of the Company's Directors in office at the date of this report are as follows:

Mr Paul Hopper - Non-Executive Chairman

Mr Hopper has over 20 years experience in the management and funding of biotechnology and healthcare public companies with extensive capital markets experience with over $200 million in equity & debt raisings in Australia, Asia, US and Europe.

His sector experience has covered a number of therapeutic areas including anti-bacterials, medical devices, antibodies, inflammation and oncology, with a particular emphasis on cancer vaccines. Mr Hopper is also a Director of Boston based pSivida Corp (NASDAQ:PSDV) a drug delivery company in Phase III trials for opthalmology and Somnomed Limited (ASX:SOM) which globally manufactures and markets a dental device for sleep disorders. He is a Managing Director at the Los Angeles merchant bank Cappello Capital.

Mr Hopper has served on the boards of many listed biotechnology and healthcare companies including as Executive Chairman of Bone Medical Limited, Director of Advanced Biotherapy Inc, Managing Director of Australian Cancer Technology Limited, and Director of Medaire Ltd. He was the co-founder and Managing Director of Alpha Healthcare Limited. He is based in Los Angeles.

Directors' Report
for the year ended 30 June 2009

Mr Bryan Dulhunty BEc CA – Managing Director

Mr Dulhunty is a Chartered Accountant with initial experience gained in one of the big audit firms before moving to one of the world's largest international companies. Mr Dulhunty became involved in the biotechnology industry in the mid 1990's and shortly thereafter established his own financial management and financial assurance company focusing on smaller biotechnology companies both listed and unlisted. Mr Dulhunty has been on the board of a number of listed and unlisted Companies but has focused his activities on Viralytics since 2006.

Dr Phillip Altman B.Sc (Hons) M.Sc Ph.D – Non Executive Director

Dr Altman is a well known Australian authority on clinical trials and regulatory affairs with more than 30 years experience in clinical research and regulatory affairs. He is a graduate of Sydney University with an Honours degree in Pharmacy, Master of Science and Doctor of Philosophy (pharmacology and pharmaceutical chemistry) degrees. Dr Altman also co-founded and is a Life Member of the largest professional body of pharmaceutical industry scientists involved in clinical research and regulatory affairs (Association of Regulatory and Clinical Scientists to the Australian Pharmaceutical Industry Ltd – ARCS). As well as working in senior management positions for several multinational companies including Merrell-Dow, Hoechst, Roussel and GD Searle, Dr Altman established his own company, Pharmaco Pty Ltd, one of the first contract research organizations (CRO's) where he served as a Senior Industry Consultant.

Mr Peter Molloy - Non-Executive Director

Mr Molloy is a successful Australian pharmaceutical and biotechnology executive and now a US-based industry consultant and director. In addition to Viralytics, he is a Director of Synthesis Med Chem USA Inc (www.synmedchem.com).

Based in California, Mr Molloy was most recently the Managing Director and CEO of Biota Holdings Limited (2002-2005), Australia's premier antiviral drug development company. His previous executive roles in the biotechnology sector included President & CEO of SLIL Biomedical Corp, a Madison Wisconsin based cancer and viral research company; Managing Director and CEO of Florigene Limited, a Melbourne based biotechnology company focused on genetic modification of plants; and president of Moleculon Inc, a Boston based transdermal drug delivery company.

Mr Molloy has lived and worked in the US for more than 12 years. In addition to this valuable US perspective, he brings considerable big pharmaceutical company experience. He worked as a pharmaceutical marketing executive for 17 years (1979-1996) with his last role as Vice President of Strategic Marketing for Pharmacia. Pharmacia at the time was one of the top 20 global pharmaceutical companies (now part of Pfizer). Over the years Mr Molloy has been involved in the licensing, clinical development and launch of many new pharmaceutical products in Australia. At Pharmacia he was responsible for evaluating new drug candidates and coordinating the launch and marketing strategy for more than 50 pharmaceuticals across 23 countries.

Mr Molloy is a fellow of the Australian Institute of Company Directors and has served on several Australian and US boards, both as managing director and non executive director, including as chairman of two international businesses. He has been a consultant to several Australian and US companies and a guest speaker on licensing and business development at industry meetings including BIO, the Australian Biotech Summit and Ausbiotech. He holds a BSc in Microbiology and Biochemistry from the University of Melbourne and an MBA from the University of Adelaide.

COMPANY SECRETARY QUALIFICATIONS AND EXPERIENCE

Ms Sarah Prince – Company Secretary

Ms Prince is a solicitor for Company Matters Pty Limited and also serves as Company Secretary for National Leisure & Gaming Limited and Palau Pacific Exploration Pty. Ltd.

REMUNERATION REPORT - AUDITED

This report details the nature and amount of remuneration for each Director of Viralytics Ltd and for the executives receiving the highest remuneration.

Remuneration Policy

The Company's policy for determining the nature and amount of emoluments of board members and senior executives of the Company is to pay market rates which are commensurate with their responsibilities and their time and commitment. The policy has been designed to attract and retain talented executives with the superior skills needed to grow an early stage research and development company into a significant international company.

Directors: The Directors of Viralytics Ltd at any time during the financial year were

- Mr Paul Hopper — Non-Executive Chairman appointed 4 September 2008
- Dr Phillip Altman — Non-Executive Director appointed 12 July 2007
- Mr Peter Molloy — Non-Executive Director appointed 29 September 2008
- Mr Bryan Dulhunty — Managing Director appointed 10 April 2006
- Professor Darren Shafren — (Non-Executive Director resigned on the 18th November 2008 and took on the role of full time Chief Science Officer).

Director Remuneration

The nature and scale of the Company's research, development and commercialisation, demands that the Company has access to a wide range of highly specialised skills as and when needed. It is not feasible to employ all required skills on a full time basis. Accordingly, the structure of the Company has been designed to address these varying needs by retaining a small group of senior executives and calling upon the specialists as and when required.

Directors' Report
for the year ended 30 June 2009

This structure results in a Board where all Directors are called upon to contribute to a far greater extent than would normally be required of a general small independent Board. The Directors' remuneration structure is set out below.

Details of Director remuneration for the year ended 30 June 2009:

	Short-Term Benefits		Post Employment	Share-based Payment	Total
Directors	Directors fees and Salary $	Consulting $	Superannuation $	Options $	$
Mr. P Hopper	56,736	-	5,106	36,115	97,957
Mr. B Dulhunty	220,000	-	19,800	-	239,800
	Short-Term Benefits		**Post Employment**	**Share-based Payment**	**Total**
Directors	Directors fees and Salary $	Consulting $	Superannuation $	Options $	$
Dr P Altman (i)	50,000	62,869	4,500	-	117,369
Mr P Molloy	37,778	-	3,400	36,116	77,294
Professor D Shafren (ii)	-	-	-	-	-
Total	**364,514**	**62,869**	**32,806**	**72,231**	**532,420**

Details of Director remuneration for the year ended 30 June 2008:

	Short-Term Benefits		Post Employment	Share-based Payment	Total
Directors	Directors fees and Salary $	Consulting $	Superannuation $	Options $	$
Mr. B Dulhunty	213,333	-	19,200	-	232,533
Dr P Altman (i)	48,573	117,409	4,372	-	170,354
Professor D Shafren (ii)	16,667	-	1,500	-	18,167
Total	**278,573**	**117,409**	**25,072**	**-**	**421,054**

i) **Dr Phillip Altman:** Dr Phillip Altman is a Director of Altman Biomedical Consulting Pty Ltd. Altman Biomedical Consulting Pty Ltd provided consulting services to Viralytics up to the period 31 December 2008. Subsequent to this date, to permit Dr Altman to operate as an independent, non-executive director as recommended by the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations (ASX

Principles), these services were sourced with an independent consultant or carried out with existing staff members. $62,869 was paid to Altman Biomedical Consulting Pty Ltd during the year (2008: $117,409).

ii) **Associate Professor Darren Shafren:** Dr Shafren's services are provided as a consultant from Newcastle Innovations Limited (a company controlled by The University of Newcastle) to the Company as part of the ongoing research and development contract that the Company has with Newcastle Innovations. Refer to Note 20 related party transactions

Company Executives

During the year ended 30 June 2009, the Company employed one non director senior management officer.

Details of Executives Remuneration for the year ended 30 June 2009:	**Short-Term Benefits**		**Post Employment**	**Share-based Payment**	**Total**
Senior Executives	Cash Salary $	Consulting $	Superannuation$	Options $	$
Mr S Goodall	209,794	-	18,881	-	228,675
Total	**209,794**	**-**	**18,881**	**-**	**228,675**

Details of Executives Remuneration for the year ended 30 June 2008:

	Short-Term Benefits		Post Employment	Share-based Payment	Total
Senior Executives	Cash Salary $	Consulting $	Superannuation $	Options $	$
Mr S Goodall	73,125	-	6,581	-	79,106
Total	**73,125**	**-**	**6,581**	**-**	**79,106**

Directors' Report

for the year ended 30 June 2009

Options Issued as Remuneration to a director and key management:

Director and Key Management Person	Number Granted	Value of options granted (i) (ii) $	% of remuneration taken to account during the year	Exercise price $	Expiry date
2009(i)					
Mr Paul Hopper	3,000,000	96,000	37.5%	0.075	18 Nov 2013
Mr Peter Molloy	3,000,000	96,000	37.5%	0.075	18 Nov 2013
Mr S Goodall	750,000	-	-	20/30 cents	18 March 2013
2008(ii)					
Dr Phillip Altman	250,000	-	-	0.20	30 June 2009
Dr Phillip Altman	250,000	-	-	0.25	30 June 2010
Dr Phillip Altman	250,000	-	-	0.30	30 June 2011

(i) In the 2009 year Mr Paul Hopper and Mr Peter Molloy, were granted 3,000,000 options each at the Annual General Meeting of the Company held on 18 November 2008. One third of these options vests each year on the anniversary of the options grant date. The deemed value of options granted, based on the valuation model set out below, resulted in a valuation for the options granted of each of the Directors of $96,000 spread over the 5 year exercise period.

(ii) In the 2008 year, Dr Phillip Altman was granted 750,000 options at the Annual General Meeting of the Company held on 27 November 2007. One third of these options vests each year on the anniversary of the options grant date, at exercise prices of 20 cents, 25 cents and 30 cents respectively. The deemed value of options granted, based on the valuation model set out below, resulted in a nil value for these options.

(iii) Valuation Method: The accounting standards require the calculation of the deemed value of options to be based on the period of time between the grant date of the options and their vesting date. As a result, the full deemed value of these options is reflected in each year's disclosure. Deemed value of options has been calculated in accordance with ASIC recommendations. The value of the options is based on the deemed value of options on the grant date and have been valued using the Australian Taxation Office (ATO) valuation (which is similar to the Black-Scholes methodology) which is a function of the current value of the underlying shares that are the subject of the option, the exercise price of the option and the exercise period. The value calculated is also based on a number of assumptions including the volatility of the underlying share price, the risk free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option.

Exercise of options during the year ended 30 June 2009

During the year ended 30 June 2009 no current or former Directors converted previously issued options into shares.

Directors' Report

for the year ended 30 June 2009

Directors' relevant interests in securities during the year and at the date of this report are as follows:

(a) Ordinary Shares	Balance 01/07/08	Shares Disposed	Shares Acquired	Balance 30/6/09
DFCT Pty Ltd (i)	1,187,500	-	-	1,187,500
Professor Darren Shafren (ii)	1,086,500	-	-	1,086,500
Total	2,274,000	-	-	2,274,000

(b) Non-Listed Option Holdings	Opening Balance 01/07/08	Issued during year	Closing Balance 30/06/09	Terms of options	Expiry Date	Exercise Price
Professor D Shafren	2,000,000	-	2,000,000	A	18 Nov 09	$0.1924
DFCT Pty Ltd (i)	750,000	-	750,000	A	5 Dec 13	$0.30
DFCT Pty Ltd (i)	500,000	-	500,000	B	5 Dec 13	$0.35
DFCT Pty Ltd (i)	750,000	-	750,000	B	5 Dec 13	$0.40
Dr Phillip Altman	250,000	-	250,000	A	26 Nov 12	$0.20
Dr Phillip Altman	250,000	-	250,000	C	26 Nov 12	$0.25
Dr Phillip Altman	250,000	-	250,000	D	26 Nov 12	$0.30
Mr Paul Hopper	-	1,000,000	1,000,000	E	18 Nov 13	$0.075
Mr Paul Hopper	-	1,000,000	1,000,000	F	18 Nov 13	$0.075
Mr Paul Hopper	-	1,000,000	1,000,000	G	18 Nov 13	$0.075
Mr Peter Molloy	-	1,000,000	1,000,000	E	18 Nov 13	$0.075
Mr Peter Molloy	-	1,000,000	1,000,000	F	18 Nov 13	$0.075
Mr Peter Molloy	-	1,000,000	1,000,000	G	18 Nov 13	$0.075
Total	4,750,000	6,000,000	10,750,000			

(i) An entity associated with Mr. B Dulhunty.
(ii) Professor D Shafren is included in schedules (a) and (b) as he was Director until 8 November 2008.

A – Vested and exercisable.
B – These options will vest on meeting of operational milestones and be immediately exercisable
C – These options will vest if Dr Altman remains a Director until 26 November 2009. The options are exercisable on vesting.
D – These options will vest if Dr Altman remains a Director until 26 November 2010. The options are exercisable on vesting.
E – These options will vest if Mr Hopper/Mr Molloy remain a Director until 18 November 2009. The options are exercisable on vesting.
F – These options will vest if Mr Hopper/Mr Molloy remain a Director until 18 November 2010. The options are exercisable on vesting.
G –These options will vest if Mr Hopper/Mr Molloy remain a Director until 18 November 2010. The options are exercisable on vesting.

Directors' Report

for the year ended 30 June 2009

DIRECTORS' AND AUDITORS' INDEMNIFICATION

The Company has Directors and Officers Liability Insurance. The policy indemnifies the Company for the wrongful act of a Director or Officer and reimburses the Company in respect of legal expenses incurred by Directors and Officers in the successful defence of actions.

DIRECTORS' INTEREST AND BENEFITS

No Director has since or during the financial year received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in the accounts or received as the fixed salary of a full time employee of the economic entity) by reason of a contract made with the Director, with a firm of which he is a member, or with an entity in which he has a substantial financial interest by the Company of an entity that the Company controlled, or a body corporate that was related to the Company when the contract was made or when the Director received or became entitled to receive the benefit.

NON-AUDIT SERVICES

Taxation compliance services were provided by Bentleys (Qld) Pty Ltd during the financial year and the fees were $7,020 for the services.

Prospectus review services were also provided by Bentleys Brisbane Partnership during the year for a fee of $2,000.

The Directors are satisfied that:

(a) the non-audit services provided during the financial year by Bentleys, Chartered Accountants as the external auditor were compatible with the general standard of independence for auditors imposed by the Corporations Act; and

(b) any non-audit services provided during the financial year by Bentleys, Chartered Accountants as the external auditor did not compromise the auditor independence requirements of the Corporations Act.

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration for the year ended 30 June 2009 has been received and can be found on page 21.

Signed in accordance with a resolution of the Directors

Bryan Dulhunty
Managing Director
Dated: 31st August 2009

Corporate Governance Statement
for the year ended 30 June 2009

Corporate Governance is the system by which the Company is directed and managed. The Board of Viralytics has recently drafted a series of policies and charters which together form the basis of the Company's governance framework.

Within this framework:

- The Board of Directors is accountable to shareholders for the performance of the Company;
- The Company's goals to achieve milestones are set and promulgated;
- The risks of the business are identified and managed; and
- The Company's established values and principles underpin the way in which it undertakes its operations.

The Company has in place an entrenched, well developed governance culture which has its foundations in the ethical values that the Board, management and staff bring to the Company and their commitment to positioning the Company as leader in its field.

This statement is organized under headings based on the Australian Securities Exchange (ASX) Corporate Governance Council's Principles of Corporate Governance Principles and Recommendations dated August 2007 (ASX Principles).

The Company's governance documentation is not currently available on the Company's website however the Company anticipates making them available on the website under "Corporate Governance" in the near future.

The Company should and has:

1. Lay solid foundations for management and oversight

The Company should recognise and publish the respective roles and responsibilities of board and management.

The Company has:

- formalised and disclosed the functions reserved to the Board and those delegated to management. A copy of the Company's Board Charter will be made available on the Company's website in future.
- disclosed the process of performance evaluation of senior executives. The Board undertakes an annual process of assessing the performance of senior executives. During the year the performance of the senior executives was assessed, areas for improvement were identified and strategies adopted to implement improvements.

2. Structure the board to add value

Have a board of an effective composition, size and commitment to adequately discharge its responsibilities and duties.

- A majority of the Board should be independent directors: The Board is structured in accordance with the ASX Principles. The Board is comprised of four Directors, three of whom (including the chairman) are non-executive and independent. The fourth Director is the Managing Director.
- The Chairman should be independent: In accordance with the ASX Principles the role of chairman is held by an independent non-executive director.
- The Board should establish a nomination committee: Due to the Board size and structure the Company has not established Nomination, Remunerations or Risk Assessment Committees. The Directors believe performance of these sub-committees duties are more effectively dealt with by the Board.
- Disclose the process for evaluation of the performance of the board, its committee and individual Directors. The Board undertakes an annual process of assessing both the performance of the board and its audit committee, as well as the individual performance of Directors. No assessment was made by the board in the current year due to the change in composition of the Board.

3. Promote ethical and responsible decision-making

The Company should actively promote ethical and responsible decision-making.

The Company has:

1. established and disclosed a code of conduct, or a summary there-of, to guide setting out in particular the practices necessary to maintain confidence in the Company's integrity and show the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.

   A copy of the Company's Code of Conduct will be made available on the Company's website in future.

2. established a policy concerning trading in Company securities by Directors, officers and employees. A copy of the Company's Share Trading Policy will be made available on the Company's website in future.

4. Safeguard integrity in financial reporting

The Company should have a structure to independently verify and safeguard the integrity of the Company's financial reporting.

The Company has not established an audit committee as recommended by the ASX Principles as the Board believes that due to the small size of the Company this role is more effectively dealt with by the Board directly.

The Board discusses directly with the auditors, each half year and full year financial aspects of the Company.

5 Make timely and balanced disclosure

The Company should promote timely and balanced disclosure of all material matters concerning the Company.

The Company has established written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance and disclose those policies or a summary of those policies.

The Company has a Continuous Disclosure and Shareholder Communications Policy to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance. A copy of the Continuous Disclosure and Shareholder Communications Policy will be made available on the Company's website in future.

6 Respect the rights of shareholders

The Company should respect the rights of shareholders and facilitate the effective exercise of those rights.

As set out above the Company has a Continuous Disclosure and Shareholder Communications Policy to promote effective communication with shareholders and encourage their participation at general meetings. A copy of the Continuous Disclosure and Shareholder Communications Policy will be made available on the Company's website in future.

7. Recognize and manage risk

The Company should establish a sound system of risk oversight and management and internal control.

The Company:

- has established effective policies for risk oversight. The Company's Risk Management Statement which provides an oversight of the Company's risk profile and management strategies will be made available on the Company's website in future.
- has established a policy requiring management to design and implement the risk management and internal control system to manage the Company's material business risks and report to it on the effective management of those risks. A copy of this is available on the Company's website. The Board requires a statement in writing from the Managing Director attesting to the risk management and internal control system.

- requires assurance from the Managing Director that the declaration provided in accordance with section 295A of the Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects. The Board requires a statement in writing from the Managing Director attesting to the above requirements.

8. Remunerate fairly and responsibly

The Company should ensure the level and composition of remuneration is sufficient and reasonable and that its relationship to corporate and individual performance is defined.

- The Company should establish a Remuneration and Nomination committee. The Company has not established these committees as recommended by the ASX Principles. The Board believes that due to the current development stage and size of the Company these matters are best handled by the Board itself.

- The Company's policy is to reward executives with a combination of fixed remuneration and equity incentives, structured to drive improvements in shareholder value.

Auditor's Independence Declaration

For the year ended 30 June 2009

AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001
TO THE DIRECTORS OF VIRALYTICS LTD

I declare that, to the best of my knowledge and belief, during the year ended 30 June 2009 there have been:

(i) no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

Bentleys
Brisbane Partnership
Chartered Accountants

PM Power
Partner

28th August 2009
Brisbane

Viralytics Limited

Income Statement

for the year ended 30 June 2009

	Note	2009	2008
		$	$
Interest Income from third parties		76,884	153,650
Profit on Sale of Investments – listed shares in Analytica		-	201,277
Total Income		**76,884**	**354,927**
Research and development costs:			
- Clinical trials		166,659	232,871
- Research and development		1,423,616	1,604,805
- Patents and related costs		184,041	305,741
Amortisation of intangibles		386,258	382,356
Depreciation		139,419	139,336
Impairment loss on financial assets			
– Investment in CBio Ltd		672,000	-
Employee costs		881,621	761,982
Consultant costs		44,320	75,834
Administration costs		650,248	526,211
Other expenses		108,846	-
Finance costs – third parties		5,299	6,916
Total Expenses		**4,662,327**	**4,036,052**
(Loss) from ordinary activities before income tax		**(4,585,443)**	**(3,681,125)**
Income tax expense	3	-	-
(Loss) from ordinary activities after income tax		**(4,585,443)**	**(3,681,125)**
Basic (Loss) cents per share	4	(1.6)	(1.4)
Diluted (Loss) cents per share	4	(1.6)	(1.4)

The accompanying notes form part of these financial statements.

Viralytics Limited

Balance Sheet

as at 30 June 2009

	Note	2009 $	2008 $
Current Assets			
Cash and cash equivalents		1,311,151	2,847,258
Trade and Other Receivables	5a	132,838	131,995
Total Current Assets		**1,443,989**	**2,979,253**
Non-Current Assets			
Security Deposits	5b	16,500	16,500
Plant and equipment	6	176,023	313,118
Financial assets	7	528,000	1,200,000
Investments accounted for using the equity method	8	-	-
Intangible assets	9	4,375,648	4,667,174
Total Non-Current Assets		**5,096,171**	**6,196,792**
Total Assets		**6,540,160**	**9,176,045**
Current Liabilities			
Trade and other payables	10	471,312	481,595
Borrowings	11	261,822	-
Other Liabilities - Funds received for options not yet issued	12	914,842	-
Total Current Liabilities		**1,647,976**	**481,595**
Total Liabilities		**1,647,976**	**481,595**
Net Assets		**4,892,184**	**8,694,450**
Equity			
Issued Capital	13	43,708,847	42,997,901
Reserves	14	1,176,231	1,104,000
Retained earnings		(39,992,894)	(35,407,451)
		4,892,184	**8,694,450**

The accompanying notes form part of these financial statements.

Statement of Changes In Equity

for the year ended 30 June 2009

	Note	2009	2008
Share Capital		**$**	**$**
Balance at beginning of year		42,997,901	39,918,189
Issue of share capital		836,678	3,230,000
Convertible Note Equity Component		47,698	-
Cost of capital raising		(173,430)	(150,288)
Balance at the end of year	13a	**43,708,847**	**42,997,901**
Accumulated Losses			
Balance at beginning of year		(35,407,451)	(31,726,325)
Loss for the year		(4,585,443)	(3,681,126)
Balance at the end of the year		**(39,992,894)**	**(35,407,451)**
Reserves			
Balance at beginning of year		1,104,000	3,504,000
Unrealised gain (loss) on investment		-	(2,400,000)
Share Option Reserve		72,231	
Balance at the end of year	14	**1,176,231**	**1,104,000**

The accompanying notes form part of these financial statements.

Viralytics Limited

Cash Flow Statement

for the year ended 30 June 2009

	Note	2009 $	2008 $
Cash Flows from Operating Activities			
Payments to suppliers and employees		(3,240,991)	(3,497,256)
Interest received		76,884	153,650
Finance Costs		(4,538)	(6,916)
R&D Tax Concession		-	357,269
Net cash (used in) operating activities	16	**(3,168,645)**	**(2,993,253)**
Cash Flows from Investing Activities			
Proceeds from disposal of Investment in Analytica Limited		-	897,600
Acquisition of IP		(102,044)	-
Purchase of equipment		-	(18,044)
Net cash (used in) investing activities		**(102,044)**	**879,556**
Cash Flows from Financing Activities			
Proceeds - issue of shares and options		1,631,520	3,230,000
Convertible Note		306,427	-
Costs of fund raising		(203,365)	(150,288)
Net cash provided by financing activities		**1,734,582**	**3,079,712**
Net (decrease)/ increase in cash held		**(1,536,107)**	**966,015**
Cash at the beginning of the financial year		2,847,258	1,881,243
Closing cash at the end of the financial year		**1,311,151**	**2,847,258**

The accompanying notes form part of these financial statements

Notes to the Financial Statements
for the year ended 30 June 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This financial report is a general-purpose financial report that has been prepared in accordance with Australian Accounting Standards, including Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers Viralytics Ltd. Viralytics Ltd is a listed public company, incorporated and domiciled in Australia.

The financial report of Viralytics Ltd complies with all International Financial Reporting Standards (IFRS) in their entirety.

The following is a summary of the material accounting policies adopted by Viralytics Ltd in the preparation of the financial report. The accounting policies have been consistently applied unless otherwise stated.

Basis of Preparation

The accounting policies set out below have been consistently applied to all years presented.

Reporting Basis and Conventions

The financial report has been prepared on the accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

Going Concern

The financial report for the year ended 30 June 2009 is prepared on a going concern basis. Notwithstanding that the Company has a history of losses, the Company has access to a $US6m convertible note facility maturing in June 2011. The Directors consider that this facility provides the Company with access to sufficient funds to meet all of its foreseeable expenditure and debts as and when they fall due. If additional funding is needed, the Company may also be able to realise its investments or raise additional funds from the equity markets.

a) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

b) Accounting Policies

Financial Instruments

Financial instruments that are in the scope of AASB 139 Financial Instruments: Recognition and Measurement are categorised as either financial assets at fair value through profit or loss, loans

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

and receivables, held-to-maturity investments, or available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Designation is re-evaluated at each financial year end, but there are restrictions on reclassifying to other categories.

Recognition and derecognition

When financial assets are recognised initially, they are measured at fair value, plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs.

All regular way purchases and sales of financial assets are recognised on the trade date i.e., the date that the Company commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place. Financial assets are derecognised when the right to receive cash flows from the financial assets have expired or been transferred.

(i) Financial assets at fair value through profit or loss
Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term with the intention of making a profit. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on financial assets held for trading are recognised in profit or loss and the related assets are classified as current assets in the balance sheet.

(ii) Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortised cost. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortised cost, gains and losses are recognised in profit or loss when the investments are derecognised or impaired, as well as through the amortisation process.

(iii) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in profit or loss when the loans and

Notes to the Financial Statements

for the year ended 30 June 2009

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

receivables are derecognised or impaired. These are included in current assets, except for those with maturities greater than 12 months after balance date, which are classified as non-current.

(iv) Available-for-sale securities
Available-for-sale investments are those non-derivative financial assets, principally equity securities, that are designated as available-for-sale or are not classified as any of the three preceding categories. After initial recognition available-for sale securities are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is recognised in profit or loss.

The fair values of investments that are actively traded in organised financial markets are determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments with no active market, fair values are determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument that is substantially the same; discounted cash flow analysis and option pricing models making as much use of available and supportable market data as possible and keeping judgmental inputs to a minimum

c) Impairment of Assets

At each reporting date, the Company reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

d) Plant and Equipment

Each class of plant and equipment is carried at cost less depreciation and impairment losses.
The carrying amount of plant and equipment is reviewed annually by Directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset's employment and subsequent disposal. The expected net cash flows have been discounted to their current values in determining recoverable amounts.

Depreciation is provided on a straight-line basis over their useful lives on all plant and equipment. The major depreciation periods are:
Computer Equipment: 2-3 years, Furniture & Fittings: 5 years

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

The assets residual value and useful lives are reviewed and adjusted if appropriate, at each balance sheet date.

An asset's carrying value is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposal are determined by comparing proceeds with the carrying amounts. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

e) Investments in Associates

The Company's investment in its associates is accounted for using the equity method of accounting. The associates are entities over which the Company has significant influence and that are neither subsidiaries nor joint ventures.

The Company generally deems they have significant influence if they have over 20% of the voting rights.

Under the equity method, investments in the associates are carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associates. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortised. After application of the equity method, the Company determines whether it is necessary to recognise any impairment loss with respect to the Company's net investment in associates.

The Company's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates reduce the carrying amount of the investment.

When the Company's share of losses in an associate equals or exceeds its interest in the associate, including any unsecured long-term receivables and loans, the Company does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate. The reporting dates of the associates and the Company are identical and the associates' accounting policies conform to those used by the Company for like transactions and events in similar circumstances.

f) Intangible Assets

Patents
Patents are recognised at the cost of acquisition. Patents have a finite life and are carried at cost less any accumulated amortisation and any impairment losses. Patents are amortised over their

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

remaining lives. Amounts incurred in acquiring and extending patents are expensed as incurred, except to the extent such costs are expected beyond any reasonable doubt to be recoverable.

g) Employee Benefits

Provision is made for the Company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts that are expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of expected future cash outflows to be made for those benefits.

h) Provisions

Provisions are recognised when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

i) Revenue Recognition

Revenue from the sale of goods is recognised when goods are delivered to customers. Revenue from the rendering of a service is recognised upon the delivery of services.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established.

All revenue is stated net of the amount of goods and services tax (GST).

j) Research and Development Expenditure

Amounts incurred on research and development activities are expensed as incurred, except to the extent that such costs are expected beyond any reasonable doubt to be recoverable.

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except when it

k) Income Taxes

relates to items that may be credited directly to equity in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the company will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

l) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST) except where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense.

Cash flows are included in the Cash Flow Statement on a gross basis except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

m) Comparative Figures

Where required by Accounting Standards comparative information has been adjusted to conform with changes in presentation for the current year.

n) Foreign currency translation

(i) Functional and presentation currency
Both the functional and presentation currency of the Company is Australian dollars ($).

(ii) Transactions and balances
Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Notes to the Financial Statements

for the year ended 30 June 2009

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

o) Convertible notes

The component of the convertible notes that exhibits characteristics of a liability is recognised as a liability in the balance sheet, net of transaction costs.

On issuance of the convertible notes, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a long-term liability on the amortised cost basis until extinguished on conversion or redemption. The increase in the liability due to the passage of time is recognised as a finance cost.

The remainder of the proceeds is allocated to the conversion option that is recognised and included in shareholders' equity, net of transaction costs. The carrying amount of the conversion option is not remeasured in subsequent years.

Interest on the liability component of the instruments is recognised as an expense in profit or loss. Transaction costs are apportioned between the liability and equity components of the convertible notes based on the allocation of proceeds to the liability and equity components when the instruments are first recognised.

p) Key estimates

Impairment
The Company assesses impairment at each reporting date by evaluating conditions and events specific to the Company that may be indicative of impairment triggers. Recoverable amounts of relevant assets are reassessed using value-in-use calculations which incorporate various key assumptions. An impairment loss has been recognised on the investment in CBio Ltd, an unlisted public company. The impairment loss of $672,000 has reduced the carrying amount of this investment to $528,000 (2008: $1,200,000). Refer to note 7(i)

q) New Accounting Standards for Application in Future Periods

The AASB has issued new, revised and amended Standards and Interpretations that have mandatory application dates for future reporting periods and which the Company has decided not to early adopt. A discussion of those future requirements and their impact on the Company is as follows:

- AASB 3: Business Combinations, AASB 127: Consolidated and Separate Financial Statements, AASB 2008–3: Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127 [AASB Standards 1, 2, 4, 5, 7, 101, 107, 112, 114, 116, 121, 128, 131, 132, 133, 134, 136, 137, 138 and 139 and Interpretations 9 and 107] (applicable for annual reporting periods commencing from 1 July 2009) and AASB 2008–7: Amendments to Australian Accounting Standards — Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate [AASB 1, AASB 118, AASB 121, AASB 127 and AASB 136] (applicable for annual reporting periods commencing from 1 January 2009). These Standards are applicable prospectively and so will only affect relevant transactions and consolidations

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

occurring from the date of application. In this regard, the impact on the Company is not able to be determined. Changes to accounting requirements include:

- acquisition costs incurred in a business combination will no longer be booked to goodwill but will be expensed unless the cost relates to issuing debt or equity securities;
- contingent consideration will be measured at fair value at the acquisition date and may only be provisionally accounted for during a period of 12 months after acquisition;
- a gain or loss of control will require the previous ownership interests to be remeasured to their fair value;
- there shall be no gain or loss from transactions affecting a parent's ownership interest of a subsidiary with all transactions required to be accounted for through equity (this will not represent a change to the Company's policy)
- dividends declared out of pre-acquisition profits will not be deducted from the cost of an investment but will be recognised as income;
- impairment of investments in subsidiaries, joint ventures and associates shall be considered when a dividend is paid by the respective investee; and where there is in substance no change to group interests, parent entities inserted above existing groups shall measure the cost of its investments at the carrying amount of its share of the equity items shown in the balance sheet of the original parent at the date of reorganisation;
- The Company will need to determine whether to maintain its present accounting policy of calculating goodwill acquired based on the parent's share of net assets acquired or change so that goodwill recognised will also reflect that of the non-controlling interest;

- AASB 8: Operating Segments and AASB 2007–3: Amendments to Australian Accounting Standards arising from AASB 8 [AASB 5, AASB 6, AASB 102, AASB 107, AASB 119, AASB 127, AASB 134, AASB 136, AASB 1023 and AASB 1038] (applicable for annual reporting periods commencing from 1 January 2009). This Standard replaces AASB 114 and requires identification of operating segments on the basis of internal reports that are regularly reviewed by the Company's board for the purposes of decision making. Whilst the impact of this Standard cannot be assessed at this stage, there is the potential for more segments to be identified. Given the lower economic level at which segments may be defined, and the fact that cash-generating units cannot be bigger than operating segments, impairment calculations may be affected. Management presently do not believe impairment will result however;
- AASB 101: Presentation of Financial Statements, AASB 2007–8: Amendments to Australian Accounting Standards arising from AASB 101, and AASB 2007–10: Further Amendments to Australian Accounting Standards arising from AASB 101 (all applicable to annual reporting periods commencing from 1 January 2009). The revised AASB 101 and amendments supersede the previous AASB 101 and redefine the composition of financial statements including the inclusion of a statement of comprehensive income. There will be no measurement or recognition impact on the Company. If an entity has made a prior period adjustment or reclassification, a third balance sheet as at the beginning of the comparative period will be required;
- AASB 123: Borrowing Costs and AASB 2007–6: Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

and AASB 138 and Interpretations 1 and 12] (applicable for annual reporting periods commencing from 1 January 2009). The revised AASB 123 has removed the option to expense all borrowing costs and will therefore require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. Management has determined that there will be no effect on the Company as a policy of capitalising qualifying borrowing costs has been maintained by the Company;

- AASB 2008–1: Amendments to Australian Accounting Standard — Share-based Payments: Vesting Conditions and Cancellations [AASB 2] (applicable for annual reporting periods commencing from 1 January 2009). This amendment to AASB 2 clarifies that vesting conditions consist of service and performance conditions only. Other elements of a share-based payment transaction should therefore be considered for the purposes of determining fair value. Cancellations are also required to be treated in the same manner whether cancelled by the entity or by another party;
- AASB 2008–2: Amendments to Australian Accounting Standards — Puttable Financial Instruments and Obligations arising on Liquidation [AASB 7, AASB 101, AASB 132 and AASB 139 and Interpretation 2] (applicable for annual reporting periods commencing from 1 January 2009). These amendments introduce an exception to the definition of a financial liability, to classify as equity instruments certain puttable financial instruments and certain other financial instruments that impose an obligation to deliver a pro rata share of net assets only upon liquidation;
- AASB 2008–5: Amendments to Australian Accounting Standards arising from the Annual Improvements Project (July 2008) and AASB 2008–6: Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project (July 2008) detail numerous non-urgent but necessary changes to Accounting Standards arising from the IASB's annual improvements project. No changes are expected to materially affect the Company.
- AASB 2008–8: Amendments to Australian Accounting Standards — Eligible Hedged Items [AASB 139] (applicable for annual reporting periods commencing from 1 July 2009). This amendment clarifies how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation as a hedged item should be applied in particular situations and is not expected to materially affect the Company;
- AASB 2008–13: Amendments to Australian Accounting Standards arising from AASB Interpretation 17 — Distributions of Non-cash Assets to Owners [AASB 5 and AASB 110] (applicable for annual reporting periods commencing from 1 July 2009). This amendment requires that non-current assets held for distribution to owners be measured at the lower of carrying value and fair value less costs to distribute.
- AASB Interpretation 15: Agreements for the Construction of Real Estate (applicable for annual reporting periods commencing from 1 January 2009). Under the Interpretation, agreements for the construction of real estate shall be accounted for in accordance with AASB 111 where the agreement meets the definition of 'construction contract' per AASB 111 and when the significant risks and rewards of ownership of the work in progress transfer to the buyer continuously as construction progresses. Where the recognition requirements in relation to construction are satisfied but the agreement does not meet the definition of

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

'construction contract', revenue is to be accounted for in accordance with AASB 118. Management does not believe that this will represent a change of policy to the Company.

- AASB Interpretation 16: Hedges of a Net Investment in a Foreign Operation (applicable for annual reporting periods commencing from 1 October 2008). Interpretation 16 applies to entities that hedge foreign currency risk arising from net investments in foreign operations and that want to adopt hedge accounting. The Interpretation provides clarifying guidance on several issues in accounting for the hedge of a net investment in a foreign operation and is not expected to impact the Company.
- AASB Interpretation 17: Distributions of Non-cash Assets to Owners (applicable for annual reporting periods commencing from 1 July 2009). This guidance applies prospectively only and clarifies that non-cash dividends payable should be measured at the fair value of the net assets to be distributed, where the difference between the fair value and carrying value of the assets is recognised in profit or loss.

The Company does not anticipate early adoption of any of the above reporting requirements and does not expect them to have any material effect on the Company's financial statements.

Notes to the Financial Statements

for the year ended 30 June 2009

	2009	2008
	$	$
2. PROFIT/LOSS) FROM ORDINARY ACTIVITIES		
Profit/(Loss) from ordinary activities before income tax has been determined after		
a) Expenses		
Remuneration of the auditor of the parent entity		
- auditing and reviewing the financial reports	39,400	27,609
- other services	9,020	7,312
	48,420	34,921

	2009	2008
	$	$
3. INCOME TAX		
The prima facie tax on the (loss) from ordinary activities before income tax is reconciled to the income tax as follows		
Prima facie tax payable on profit/(loss) from ordinary activities before income tax at 30%	(1,375,633)	(1,104,338)
Add Tax effect of		
- non- deductible legal fees	43,578	2,997
- entertainment	-	1,575
- non-deductible diminution in value of investment - CBio	562,883	562,883
- non-deductible amortization of intellectual property	114,707	114,707
Future Income tax benefit (recognized)/ not recognized	654,465	422,176
Income tax benefit attributable to loss from ordinary activities before income tax	-	-

Franking Account – Nil (2008: Nil).

The Directors estimate the potential future income tax benefit at 30 June 2009 in respect of tax losses relating to our Virotherapy project not brought to account for the Company is approximately $20m. Additional carry forward tax losses dating back to 1986 are also available to the Company but less certainty exists if these remain deductible to the Company due to the tax office definition of continuity of same business test, these total $3.7m.
This benefit for tax losses will only be obtained if:

- the Company derives future assessable income of a nature and of an amount sufficient to enable the benefit from deductions for the losses to be realised;

- the Company continues to comply with the conditions for deductibility imposed by tax legislation; and
- no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for the losses.

	2009	2008
	$	$
4. EARNINGS PER SHARE	**cents**	**cents**
Basic earnings (loss) cents per share	(1.6)	(1.4)
Diluted earnings (loss) cents per share	(1.6)	(1.4)
Income and share data used in the calculations of basic and diluted earnings per share		
Net Profit/(Loss)	(4,585,443)	(3,681,125)
	Number	**Number**
Weighted average number of ordinary shares on issue in the calculation of basic earnings per share	291,157,723	260,546,299
Effect of dilutive securities	-	-
Adjusted weighted average number of Ordinary shares and potential ordinary shares used in calculating diluted earnings per share (i)	291,157,723	260,546,299

(i) As at the balance date, there are 18,570,000 share options on issue and approximately 12,500,000 potential shares which may be issued upon conversion of outstanding Convertible Notes assuming a share price of 3 cents, giving a total potential shares which may be issued of 31,070,000 (2008: 13,330,822) . These potential ordinary shares have not been taken into account when calculating the diluted loss per share due to their anti-dilutive nature.

	2009	2008
	$	$
5. TRADE AND OTHER RECEIVABLES		
a) Current		
Prepayments	76,709	69,615
GST Receivable	56,129	62,380
	132,838	**131,995**
b)Non-Current		
Security Deposit	**16,500**	**16,500**
6. PLANT AND EQUIPMENT		
Plant & Equipment - at Cost	846,243	845,234
Accumulated Depreciation	(670,220)	(532,116)
	176,023	**313,118**
Movements in Carrying Amounts		
Balance at beginning of period	313,118	441,409
Additions	2,451	18,044
Disposals at WDV	(127)	(6,999)
Depreciation expense	(139,419)	(139,336)
Balance at end of period	**176,023**	**313,118**
7. FINANCIAL ASSETS		
Available-for-sale financial assets	**528,000**	**1,200,000**
(a) Investment in unlisted entities at fair value:		
- CBio Ltd (i)		
Balance at beginning of year	1,200,000	3,600,000
Impairment loss	(672,000)	(2,400,000)
	528,000	**1,200,000**

(b) Investment in listed entity at fair value:

- Analytica Ltd (ii)		
Balance at beginning of year	-	696,324
Sale of Analytica Ltd shares at cost	-	(2,778,396)
Reversal of Impairment provision	-	2,082,072
	-	-
Total value of Financial Assets	**528,000**	**1,200,000**

(i) CBio Ltd (CBio)

CBio Ltd is a public non-listed Company developing the product CPN10 for the potential treatment of a range of inflammatory diseases Viralytics Ltd owns 3% of the outstanding capital of CBio Limited.

Carrying Value:
The Directors have reviewed the carrying value of the Company's Investment in CBio on the bases set out below. The latest financial report of CBio is the 31 December 2008 half year report. This report discloses negative net assets of $7.9m and a half year loss of $7.3m, with cash on hand of $37k.

The directors of CBio released a shareholders update on 24 June 2009 along with an operational update, this report states "CBio's fund raising initiatives continue to be well supported by both new and existing investors. In the 11 months to the end of May 2009 the Company accessed over $9m dollars in new funding."

In CBio's half year directors' report it is stated that Convertible Notes were issued on the following basis, "The Notes carry an 8%p.a. coupon and will convert to 2 shares in the Company for each $1 of debt and each share so issued will have attached to it an option with an exercise price of $1 and an expiry date of 31 December 2012. The Notes have a term that will expire by 31 December 2010 and the right to convert or to redemption is held by the purchaser".

The directors further stated in the half year report dated 5 May 2009 that, "the directors believe that the going concern basis is appropriate due to a strong history of capital raising...current raising initiatives in place at the date of signing of these accounts *and* the positive clinical results to date, noted with respect to blinded data".

Due to the illiquid nature of CBio shares, the Directors of Viralytics believe that the best market value assessment is set by the current fund raising price of CBio equities. Based on currently available information this is in the form of a convertible note converting at a price of 50 cents a share on 31 December 2010 carrying an 8% coupon rate.

The Directors of Viralytics have thus set the carrying value of its investment in CBio at 50 cents per share discounted by the 8% coupon rate for the period up to 31 December 2010.This calculation derives a CBio share valuation of 44 cents per share.

At 30 June 2008 the value of CBio shares was written down to $1 on the following basis. Since June 2006 this investment was carried at a fair value of $3.6m ($3 per share). Based on a review of CBio's most recent public financial information (audited accounts as at 30 June 2007), subsequent publicly disclosed fund raising (December 2007) and taking into account the illiquid nature of the stock the Directors have assessed the fair value to be $1.00 per share. This reassessment of the fair value reversed a previous unrealised gain. For further information please refer to the CBio website: www.cbio.com.au .

8. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	2009	2008
InJet Digital Aerosols Ltd – Unlisted (IDAL)	-	-

Viralytics Ltd has an investment in IDAL of $630,000. This represents 44.9% of the issued capital of IDAL (2008 – 44.9%).

Viralytics has recognised the losses attributable to the associate in prior years to the extent of this investment. Consequently, the carrying value of the investment is nil. Due to this, many of the disclosure requirements under AASB 128: Investments in Associates are not applicable. The unrecognised losses of IDAL, both for the period and cumulatively, are presented below. IDAL is incorporated in Australia.

	2009	2008
Unrecognised losses at beginning of year	(324,583)	(257,062)
Share of losses not taken up	(116,511)	(67,521)
Unrecognised losses at end of year	(441,094)	(324,583)

If IDAL subsequently reports profits, Viralytics will resume recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

IDAL has a license agreement with Canon Inc of Japan for its seven patent families. The agreement gives Canon worldwide exclusive rights to develop and commercialise the technology, for which IDAL has received an upfront payment and is entitled to royalties on future commercialisation of the product by Canon. Under the agreement, Canon is responsible for completing the development, clinical trialling and regulatory approval necessary to get the technology to market.

IDAL is an unlisted Australian public company.

Notes to the Financial Statements

for the year ended 30 June 2009

		2009	2008
		$	$
9. INTANGIBLE ASSETS			
Intellectual Property:			
Virotherapy Intellectual property		8,605,532	8,510,800
Accumulated amortisation		(4,229,884)	(3,843,626)
		4,375,648	**4,667,174**
Movements In Intellectual Property:			
Balance at beginning of year		4,667,174	5,049,530
Additions (Coxsackie Europe Patent)		94,732	-
Less: Accumulated amortisation		(386,258)	(382,356)
Balance at end of year		**4,375,648**	**4,667,174**

The Virotherapy IP has been brought to account at cost of acquisition. The value of the Intellectual Property is being written off over the life of the shortest patent (14 years) with 11 years remaining.

		2009	2008
10. TRADE & OTHER PAYABLES			
Current			
Trade payables		125,351	178,154
Other unsecured		345,961	303,441
		471,312	**481,595**
11. BORROWINGS			
Convertible Note		309,520	-
Convertible Note taken to Equity	Note 13	(47,698)	
		261,822	**-**

On the 9th of June 2009 the Company entered into a convertible note facility with La Jolla Cove Investors, Inc. (a non related entity) to provide up to US$6 million in funding over 2 years.

The key terms of the convertible note facility are as follows:

- The facility comprises up to four (4) US$1.5million convertible notes, each with a duration of 2 years from the first drawdown of the relevant convertible note.
- Funds are to be drawn down by VLA on the basis of US$250,000 per month.
- The notes bear interest payable to the holder at an interest rate of 4.75% (calculated on the outstanding principal amount).

11. BORROWINGS continued

- The notes must be repaid upon maturity unless converted to ordinary shares within the terms of the notes. The notes can be converted at the election of the holder (or upon default triggers) at the lesser of AU$0.50 per share or an 18% discount to the value weighted average price calculated at conversion.
- The level of funding potentially available is subject to ongoing compliance with applicable terms and conditions.

At the 30th of June 2009 the Company had drawn down $US250,000 under this facility. This facility provided that the Company could draw down on the facility until the earliest of draw downs equalling 15% of the share capital of the Company or until 80 days from the signing of the facility. The agreement provided that shareholder approval be obtained to enter into the full facility. Shareholder agreement was received at an Extraordinary General Meeting of shareholders held on 21 August 2009.

International and Australian accounting standards classify the convertible note as a complex financial instrument. Consequently the convertible note is split into a debt and equity component based on the present value of its cash flows to the maturity date. This debt versus equity component was calculated using a 13% discount factor. The result was that the amount drawn down of $US250,000 has a debt component of $261,822 as shown in this note, and an equity component of $47,698. This equals $309,520 being $A conversion of the $US250,000 at the 30 June 2009 exchange rate.

	2009	2008
	$	$
12. OTHER LIABILITIES - Funds received for Options not yet issued		
Options rights issue funds received	914,842	-
	914,842	-

On the 22 April 2009 the Company issued an Options Rights issue prospectus. This offer closed on the 1st July 2009. The amount shown in this note represents the application monies received from shareholders relating to the Options Rights issue. Until the options are issued these funds are potentially refundable and therefore are required to be shown as a liability. On the 5th of July 2009 the options were issued and this liability was extinguished and transferred to the Company's equity account.

Notes to the Financial Statements
for the year ended 30 June 2009

13. ISSUED CAPITAL

		2009 $	2008 $	2009 Number	2008 Number
Fully Paid Ordinary shares	(a)	43,661,149	42,997,901	302,138,460	281,221,504
Unlisted Options					
- Employee	(b)			1,020,000	1,120,000
- Other	(c)			17,550,000	11,800,000

(a)Movements in Fully Paid Ordinary shares				
At the beginning of the reporting period	42,997,901	39,918,189	281,221,504	240,846,504
Shares Issued during the year:				
- Share Purchase Plan (i)	716,678	1,842,000	17,916,956	23,025,000
- Share Placement (ii)	120,000	1,388,000	3,000,000	17,350,000
- Cost of fund raising	(173,430)	(150,288)	-	-
- Convertible Note equity component (iii)	47,698	-	-	-
At the end of the reporting period	**43,708,847**	**42,997,901**	**302,138,460**	**281,221,504**

(i) Share Purchase Plan – 2009 shares issued at 4 cents (2008 - 8.0 cents per share)
(ii) Share Placement – 2009 at 4 cents per share (2008 - 8.0 cents per share)
(iii) Refer to Note 11 for the terms attaching to the convertible note

Terms and conditions of ordinary shares

Ordinary shares participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

(b) Unlisted Options - Employee share scheme	**2009 Number**	**2008 Number**
Movements in options issued under the employee share scheme during the year	-	-
Number at the beginning of the reporting period	1,120,000	1,570,000
Options expired during the year	(100,000)	(450,000)
Number at the end of the reporting period	**1,020,000**	**1,120,000**

13. ISSUED CAPITAL continued

Employee share scheme options – Date issued	Expiry date	Number of options	Exercise Price
31 August 1999	30 Aug 09	1,000,000	44.0 cents
18 April 2001	17 April 11	20,000	35.0 cents
Total on issue		**1,020,000**	

The employee share scheme options are issued on the following terms:

(a) each option entitles the participant to acquire an un-issued ordinary share in the Company;
(b) allocations of options will be limited to 5% of issued shares in the Company;
(c) options are unlisted and are not transferable;
(d) options not exercised within the prescribed period will lapse;
(e) each option has no voting or dividend rights; upon the exercise of the options, a participant will be entitled to receive any bonus issue shares which would have been received had the participant been a shareholder at the time of the bonus issue made *pro rata* to other shareholders. Where the Company raises capital by way of a *pro rata* rights issue to shareholders, there is a proportional adjustment made to the options price.

(c) Other Unlisted Options	2009 Number	2008 Number
Movements in options issued during the year		
Number at the beginning of the period	11,800,000	12,050,000
- Issued	6,750,000	750,000
- Lapsed	(1,000,000)	(1,000,000)
Number at the end of the reporting period	**17,550,000**	**11,800,000**

13. ISSUED CAPITAL continued

Expiry Date	Opening Balance	Issued during Year	Expired during year	Closing Balance	Exercise Price
18 Nov 09	4,600,000	-	-	4,600,000	$0.1924
18 Nov 09	1,000,000	-	-	1,000,000	$0.30
18 Nov 09	1,000,000	-	-	1,000,000	$0.40
13 Jun 10	150,000	-	-	150,000	$0.25
13 Jun 10	150,000	-	-	150,000	$0.30
13 Jun 10	150,000	-	-	150,000	$0.40
5 Dec 13	750,000	-	-	750,000	$0.30
4 April 12	1,000,000	-	(1,000,000)	-	$0.30
4 April 12	1,000,000	-	-	1,000,000	$0.40
5 Dec 13	500,000	-	-	500,000	$0.35
5 Dec 13	750,000	-	-	750,000	$0.40
26 Nov 12 (f)	250,000	-	-	250,000	$0.20
26 Nov 12 (f)	250,000	-	-	250,000	$0.25
26 Nov 12(f)	250,000	-	-	250,000	$0.30
18 March 13		250,000		250,000	$0.20
18 March 13		500,000		500,000	$0.30
18 Nov 13 (g)		6,000,000		6,000,000	$0.075
	11,800,000	**6,750,000**	**(1,000,000)**	**17,550,000**	

The following terms and conditions apply to other options issued:

(a) options issued entitle the holder to acquire an unissued ordinary share in the Company;

(b) the options are unlisted and not transferable;

(c) options not exercised in the prescribed period will lapse;

(d) each option has no voting or dividend right;.

(e) all options issued were issued free of charge;

(f) At the Annual General Meeting held on 27th November 2007, shareholders granted to Dr Phillip Altman, a Director of Viralytics Limited 750,000 options. One third of these options vests during the financial years ending 30th June 2009, 2010 and 2011 at exercise prices of 20 cents, 25 cents and 30 cents respectively per option. All options have an expiry date of 26th November 2012 subject to the director remaining a director at the vesting period;

(g) At the Annual General Meeting held on 18th November 2008, shareholders granted to Mr Paul Hopper and Mr Peter Molloy 3,000,000 options each. One third of these options vests on the 18th November each year for the next 3 years, 2009, 2010 and 2011. All

13. ISSUED CAPITAL continued

options have an expiry date of 18th November 2013 subject to those directors remaining a director at the vesting period.

If all unlisted options are exercised in accordance with their terms of issue, 18,570,000 shares would be issued (2008: 12,920,000) and Contributed Equity would increase by $4.0m (2008: $3.8m).

(d) Subsequent to year end equity issued

Listed Options: On the 5th July the Company issued 91,484,219 listed options (ASX code VLAO) .These options have an expiry date of 29th June 2010 and an exercise price of 3 cents. If converted these options would increase contributed equity by $2.7m

Convertible Note – Conversion to shares: Subsequent to 30 June 2009 and up to the date of this report the holder of the convertible note has converted $US161,627 into 7,574,948 shares.

14. RESERVES

	2009 $	2008 $
Options reserve (i)	1,176,231	1,104,000
Unrealised Gains reserve (ii)	-	-
Total	**1,176,231**	**1,104,000**

Movements in Reserves:

(i) Share Option reserve

	2009 $	2008 $
Balance at beginning of year	1,104,000	1,104,000
Share based compensation	72,231	-
Balance at end of year	**1,176,231**	**1,104,000**

(ii) Unrealised Gains Reserve

	2009 $	2008 $
Balance at beginning of year	-	2,400,000
Unrealised gains on investment – CBio Limited	-	(2,400,000)
Balance at end of year	**-**	**-**

Nature and purpose of Option reserve

The Options reserve records items recognized as an expense on payment of share-based consideration.

Notes to the Financial Statements

for the year ended 30 June 2009

14. RESERVES continued

Nature and purpose of Unrealised Gains reserve

The Unrealised Gains reserve records unrealised gains arising from changes in the fair value of available-for-sale financial assets.

15. SEGMENT INFORMATION

Viralytics Ltd operates in only one business segment – biotechnology. The activities of the Company take place principally in Australia.

16. CASH FLOW INFORMATION

Reconciliation of Cash Flow from operations with loss from ordinary activities after income tax:

	2009 $	2008 $
Net Cash Inflow/(Outflow) from Operating Activities	(3,168,645)	(2,993,253)
Non-Cash Items		
Provision for diminution of Investment	(672,000)	-
Depreciation and Amortisation	(525,677)	(521,692)
Loss on disposal of assets	(127)	(6,999)
Profit on disposal of investment	-	201,277
Share issued for payment of Research and development	(120,000)	-
Unrealised currency gain/(loss)	(3,116)	-
(Decrease)/increase in Trade and Other Receivables	(844)	(434,851)
(Increase)/decrease in accounts Payables	(22,803)	74,393
Option Based Compensation	(72,231)	-
Loss from ordinary activities after Income Tax	**(4,585,443)**	**(3,681,125)**

Financing Facilities: At 30 June 2009 there were no credit standby arrangements or used or unused loan facilities except for the US$6m convertible note facility – refer to note 11. At 30 June 2009, $US 250,000 of this facility had been drawn down.

	2009	2008
	$	$
17. CAPITAL AND LEASING COMMITMENTS		
Operating Lease Commitments		
- Non-cancellable operating lease contracted for but not capitalised in the financial statements payable		
- not later than 12 months	42,640	61,620
- later than 12 months but not later than 5 years	-	35,945
	42,640	97,565

The Operating lease commitments relate to the lease of the office facilities, which have a currency of three years with an option to renew for a further 3 years. In addition to the rentals payable, the lessee is responsible for defined outgoings and the rent is subject to annual review

18. FINANCIAL INSTRUMENTS

a. Financial Risk Management Policies

The Company's financial instruments consist mainly of deposits with banks, short-term investments, accounts receivable and payable and convertible notes. The main purpose of non-derivative financial instruments is to raise finance for Company operations. The Company does not have any derivative instruments at 30 June 2009.

i. Treasury Risk Management: The board of Directors meet on a regular basis to analyse financial risk exposure and to evaluate treasury management strategies in the context of the most recent economic conditions and forecasts.

The board's overall risk management strategy seeks to assist the Company in meeting its financial targets, whilst minimising potential adverse effects on financial performance.

ii. Financial Risk Exposures and Management: The main risks the Company is exposed to through its financial instruments are interest rate risk, liquidity risk and credit risk.

iii. Interest rate risk: The Company is not exposed to fluctuations in interest rates as the interest rates on interest bearing financial liabilities are fixed for the duration of the facility. The Company holds interest-bearing financial assets however interest rate risk is immaterial.

iv: Foreign currency risk: The Company is principally exposed to the $US/$A exchange rate through its convertible note facility which is denominated in $US. At 30 June 2009, the Company had drawn down $US250k from this facility. Interest is payable on a monthly basis and the principal is payable in June 2011 at the prevailing foreign exchange rates. The Company also, from time to time, contracts development work to foreign companies. At 30 June 2009 the Company had no significant foreign currency risk. The Company does not hedge its foreign currency exposure.

Notes to the Financial Statements

for the year ended 30 June 2009

18. FINANCIAL INSTRUMENTS continued

v: Liquidity risk: Liquidity risk arises from the financial liabilities of the Company and the Company's subsequent ability to meet their obligations to repay their financial liabilities as and when they fall due. The Company manages liquidity risk by monitoring forecast cash flows.

vi: Credit risk: The maximum exposure to credit risk at balance date to recognised financial assets, is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the balance sheet and notes to the financial statements. There are no material amounts of collateral held as security at 30 June 2009. Credit risk is managed and reviewed regularly by the Directors. The Company does not have any material credit risk exposure to any single receivable or Company of receivables under financial instruments entered into by the Company.

vii: Price risk: The Company is not exposed to any material commodity price risk

b. Financial Instrument Composition and Maturity Analysis

The tables below reflect the undiscounted contractual settlement terms for financial instruments of a fixed period of maturity, as well as management's expectations of the settlement period for all other financial instruments. As such, the amounts may not reconcile to the balance sheet.

	Weighted Average Effective Interest Rate		Floating Interest Rate		Fixed Interest Rate Maturing: Within 1 Year		Fixed Interest Rate Maturing: 1 to 5 Years		Non-interest Bearing		Total	
	09	08	09	08	09	08	09	08	09	08	09	08
	%	%	$	$	$	$	$	$	$	$	$	$
Financial Assets:												
Cash and cash equivalents	0.88	7.08	1,310,721	2,846,738	-	-	-	-	430	520	1,311,151	2,847,258
Receivables	3.70	7.00	-	-	16,500	16,500	-	-	56,129	62,380	72,629	78,880
Investments	-	-	-	-	-	-	-	-	528,000	1,200,000	528,000	1,200,000
Total Financial Assets			1,310,721	2,846,738	16,500	16,500	-	-	584,559	1,262,900	1,911,780	4,126,138

Notes to the Financial Statements

for the year ended 30 June 2009

18. FINANCIAL INSTRUMENTS continued

Financial Liabilities:												
Trade and sundry payables	-	-	-	-	-	-	-	-	471,312	481,595	471,312	481,595
Convertible Notes	4.75	-	-	-	-	-	308,109	-	-	-	308,109	-
Total Financial Liabilities			-	-	-	-	308,109	-	471,312	481,595	779,421	481,595

Trade and other payables are expected to be paid within 60 days

c. Net Fair Values

The carrying amount for all financial assets and liabilities, except for investments in unlisted companies, is a reasonable approximation of fair value. Investments in unlisted companies that do not have a quoted market price in an active market are measured at cost less impairment losses in accordance with AASB139 because their fair value cannot be reliably measured. Refer to note 7 (i).

Sensitivity Analysis

The Company has performed a sensitivity analysis relating to its exposure to changes in interest and foreign exchange rates at balance date. This sensitivity analysis demonstrates the effect on the current year results and equity which could result from a change in these risks.

		2009	2008
		$	$
Increase or decrease in interest rate by 1% - Change in profit and equity	+/-	13,000	28,400
Increase or decrease in US$/A$ foreign exchange rate by 1 cents - Change in profit and equity	+/-	3,800	-

The above sensitivity analysis has been performed on the assumption that all other variables remain unchanged.

d. Capital Management

The Company manages its capital to ensure that it will be able to fund its operations in the research and development of Virotherapy technologies and continue as a going concern. The Company's overall strategy remains unchanged from 2008.

The capital structure of the Company consists of cash and cash equivalents and equity, comprising issued capital and reserves, as disclosed in note 13.

Notes to the Financial Statements
for the year ended 30 June 2009

18. FINANCIAL INSTRUMENTS continued

The Directors monitor the Company's capital on a continuous basis, considering when to engage in capital raising activities based on market conditions and future resource requirements.

There are no externally imposed capital requirements.

19. CONTINGENT LIABILITIES/GUARANTEE

Viralytics Ltd and the Australian Technology Innovation Fund Limited, jointly and severally, guarantee the performance of the obligations of InJet Digital Aerosols Limited (IDAL) in the license agreement between Canon Inc and IDAL. The guarantee includes, without limitation, the grant of the exclusive license of the patents to Canon and the refund of the initial upfront fee of US$1 million to Canon in case of a material breach of the license agreement by IDAL.

At the date of this report there are no other known contingent liabilities.

20. RELATED PARTY TRANSACTIONS

a) Share Transactions of Directors

Details of Directors' holdings and transactions in equity securities of the Company are detailed in the Remuneration Report contained in the Directors' Report. Directors receive a fixed director's fee. If any Director performs additional services for the Company they are paid a fee based on normal commercial terms. These payments are detailed in the Remuneration Report contained within the Directors' Report.

b) Transactions with Director-Related Entities

Associate Prof Darren Shafren: Associate Prof Darren Shafren received consulting fees of $220,000 (2008 - $207,917) from Newcastle Innovations Limited (the commercial arm of the University of Newcastle for his work performed as part of the research and development agreement held with Viralytics. In the year ended 30 June 2008 Professor Shafren also received Directors fees of $16,667 which are included in the Directors' Report.

Dr Phillip Altman: Dr Phillip Altman is a Director of Altman Biomedical Consulting Pty Ltd. Altman Biomedical Consulting Pty Ltd provided consulting services to Viralytics up to the period 31 December 2008. Subsequent to this date to permit Dr Altman to operate as an Independent Non-Executive Director as recommended by ASX best corporate governance practice these services were sourced with an independent consultant or carried out with existing staff members. $62,869 (2008 - $ 117,409) was paid to Altman Biomedical Consulting Pty Ltd during the year.

21. EVENTS SUBSEQUENT TO REPORTING DATE

No matters or circumstances have arisen since the end of the financial year, which significantly affected or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in subsequent financial years except:

- the Extraordinary General Meeting of Shareholders held on the 21 August 2009 which approved the Company entering into a $US6m. convertible note with a non related entity.
- the drawdown of a further $US500,000 under the convertible note facility.
- the conversion of $US161,627 of the convertible note into 7,574,948 ordinary shares.
- the issue of 91,484,219 listed options (ASX code: VLAO) on the 5th July. These options have an exercise price of 3 cents and expire on 29th June 2010.

The financial report was authorised for issue by the Directors on the date that the Directors' declaration was signed

22. CORPORATE STRUCTURE

Viralytics Ltd is a company limited by shares that is incorporated and domiciled in Australia

In the year ended 30 June 2008, the following wholly owned subsidiaries were deregistered, MS Therapeutics Pty Ltd, Medical Innovations Ltd, Diagnostics Australia Pty Ltd. Viralytics' accounts ceased to be prepared on a consolidated basis from 30 June 2008. For 2008 parent company figures (includes equity accounting for investments in associates) have been used for comparison purposes. The deregistered subsidiaries above, held no assets or liabilities.

Viralytics also owns 44.9% of InJet Digital Aerosols Ltd which was equity accounted during the year.

Directors Declaration

for the year ended 30 June 2009

The Directors of the Company declare that:

The financial statements and notes as set out on pages 22 to 52 of the Company are in accordance with the Corporations Act 2001, and:

(a) comply with Accounting Standards and Corporations Regulations 2001; and
(b) give a true and fair view of the financial position as at 30 June 2009 and of the performance for the year ended on that date of the Company.

the Managing Director has declared that:

(a) the financial records of the Company for the financial year have been properly maintained in accordance with Section 286 of the Corporations Act 2001;
(b) the financial statements, and notes for the financial year comply with the Accounting Standards; and
(c) the financial statements and notes for the financial year give a true and fair view.

in the Directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors:

Managing Director
Bryan Dulhunty

Signed: 31 August 2009

Independent Auditor's Report

To the Members of Viralytics Ltd
for the year ended 30 June 2009

Report on the Financial Report
We have audited the accompanying financial report ("financial report") of Viralytics Limited (the company"), which comprises the balance sheet as at 30 June 2009 and the income statement, statement of changes in equity, cash flow statement for the year ended on that date, a summary of significant accounting policies and other explanatory notes and the directors' declaration of the company.

Directors' Responsibility for the Financial Report
The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101: Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards (IFRS) ensures that the financial report, comprising the financial statements and notes, complies with IFRS.

Auditors' Responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence
In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, provided to the directors of Viralytics Limited on 28 August 2009, would be in the same terms if provided to the directors as at the date of this auditors' report.

Viralytics Limited

Independent Auditor's Report

To the Members of Viralytics Ltd
for the year ended 30 June 2009

Auditor's Opinion

In our opinion:

a. the financial report of Viralytics Limited is in accordance with the Corporations Act 2001, including:
   i. giving a true and fair view of the company's financial position as at 30 June 2009 and of its performance for the year ended on that date: and
   ii. complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001: and

b. the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 11 to 15 of the directors' report for the year ended 30 June 2009. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's Opinion

In our opinion the Remuneration Report of Viralytics Limited for the year ended 30 June 2009, complies with section 300A of the Corporations Act 2001.

Material Uncertainty Regarding Continuation as a Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As explained in the going concern paragraph in note 1 the company's ongoing financial viability is dependent on it accessing and sourcing funds from the $US6 million convertible note facility. The company providing this facility is La Jolla Cove Investors Inc. (La Jolla Cove). Should La Jolla Cove be unable to provide the funds to the company then there would be some uncertainty that Viralytics Limited could continue as a going concern in which case the company may be unable to realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report. No adjustments have been made relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the company not continue as a going concern.

Bentleys
Brisbane Partnership
Chartered Accountants
31st August 2009
Brisbane

P M Power
Partner

Viralytics Limited

Patent Portfolio summary

as at 31 August 2009

Summary of Patents and Patent Applications Assigned to Viralytics

Title **Patents**	Priority Date & PCT Number	Country	Number	Status
A method of treating a malignancy in a subject and a pharmaceutical composition for use in same				
	27 November 2000	Australia	770517	Granted
	WO 2001/037866	Australia	2004202292	Granted
		Australia	2007211890	Pending
		Canada	2422429	Pending
		Europe	EP 1235590	Granted
		Europe (Div)	08018165.4	Pending
		Japan	2001-539480	Pending
		New Zealand	519527	Granted
		USA	7,361,354	Granted
		USA	12/040813	Pending
A method of treating a malignancy in a subject via direct picornaviral-mediated oncolysis				
	18 December 2002	Australia	2003287773	Pending
	WO 2004/054613	Canada	2510227	Pending
		China	200380109808.3	Pending
		Europe	03779569.7	Pending
		India	219479	Granted
		India	00681/DELNP/08	Filed
		Japan	04-559490	Filed
		New Zealand	541230	Granted
		Singapore	113802	Granted
		South Africa	2005/05389	Granted
		South Korea	2005-7011510	Pending
		USA	7,485,292	Granted
		USA	12/365,120	Pending
		Hong Kong	06103056.9	Pending
Modified oncolytic viruses				
	11 March 2004	Australia	2005221725	Pending
	WO 2005/087931	Canada	2559055	Pending
		China	200580007825.5	Pending
		Europe	05700080.4	Pending
		Hong Kong	07104792.5	Pending
		India	5572/DELP/2006	Pending
		Japan	2007-502143	Pending
		New Zealand	550376	Pending
		Singapore	200606160-0	Abandoned
		South Africa	2006/08222	Granted
		South Korea	10-2006-7021119	Pending
		USA	10/592395	Pending

Patent Portfolio summary

as at 31 August 2009

Title **Patents**	Priority Date & PCT Number	Country	Number	Status
Methods and compositions for treatment of hematologic cancers				
	20 August 2004 WO 2006/017914	Australia	2005274617	Pending
		Canada	2577692	Pending
		China	200580034763.7	Pending
		Europe	05773382.6	Pending
		Hong Kong	07108488.5	Re-registration commenced
		India	2010/DELNP/2007	Pending
		Japan	2007-526129	Pending
		New Zealand	553870	Pending
		Singapore	200701428-5	Pending
		South Africa	2007/02269	Pending
		South Korea	10-2007-7006358	Pending
		USA	11/660.458	Pending
Method and composition for treatment of neoplasms				
	17 Jan 2006 WO 2006/074526	Australia	2006206053	Pending
		China	200680006483.X	Pending
		Europe	06700535.5	Abandoned
		Hong Kong	08105564.7	Re-registration commenced
		India	6025/DELNP/2007	Abandoned
		USA	11/795,439	Pending

Additional Information for Listed Public Companies

for the year ended 30 June 2009

The following additional information is required by the Australian Securities Exchange in respect of listed public companies only. The information is current as at 28 August 2009.

1. Shareholding

Ordinary shares

(a) The number of shareholders, by size of holding, in each class of shares are:

		Number of holders	Number of ordinary shares
1	1,000	217	106,402
1,001	5,000	566	1,879,337
5,001	10,000	651	5,447,695
10,001	50,000	1,654	45,396,153
50,001	100,000	529	41,909,537
100,001	and over	610	214,972,284
Total		4,237	309,713,408

(b) The number of shareholders holding less than a marketable parcel of shares is 1,885 and they hold 13,792,062 securities.

(c) Voting Rights

All ordinary shares carry one vote per share without restriction. All listed and unlisted options have no voting rights.

Listed Options

(d) The number of option holders, by size of holding, in each class of option are:

		Number of holders	Number of ordinary shares
1	1,000	4	3,750
1,001	5,000	49	175,075
5,001	10,000	88	790,729
10,001	100,000	525	24,063,607
100,001	and over	200	67,151,058
Total		866	92,184,219

Additional Information for Listed Public Companies

for the year ended 30 June 2009

e) The number of optionholders holding less than a marketable parcel of shares is 437 and they hold 4,893,957 securities

f) 20 Largest Shareholders – Ordinary Shares.

The names of the twenty largest holders of quoted shares are:

	Listed ordinary shares	
	Number of shares	**% of ordinary shares**
The University of Newcastle Research Associates Limited	14,171,000	4.58%
Scicapital Pty Limited	10,305,000	3.33%
National Nominees Limited	9,851,040	3.18%
Hawkins and Birthwright Limited	6,000,000	1.94%
Mr G Moir	4,121,000	1.33%
Getty Minerals Pty Ltd (Super Account)	3,864,000	1.25%
ANZ Nominees Limited	2,755,743	0.89%
Dog Trap investments Pty Ltd	2,500,000	0.81%
HHH Group Pty Ltd	2,500,000	0.81%
Teresa McWilliams	2,102,005	0.68%
Armco Barriers Pty Ltd	1,925,000	0.62%
Dr Colin Frederick Rayner	1,870,000	0.60%
BE Copymart Pty Ltd	1,822,958	0.59%
Zin Pty Ltd	1,800,000	0.58%
Mr F Heppingstone and Mrs D Heppingstone (Super Fund Account)	1,625,000	0.52%
Dylide Pty Ltd	1,500,000	0.48%
Mr G Moir and Mrs A Moir (Super Fund Account)	1,500,000	0.48%
Ignatius Lip Pty Ltd (Super Fund Account)	1,422,468	0.46%
Mr R Daly and Mrs S Daly (Super Fund Account)	1,405,088	0.45%
Mr Manfred Zimmer	1,312,500	0.42%
Total	74,352,802	24.00%

Additional Information for Listed Public Companies

for the year ended 30 June 2009

g) 20 Largest Shareholders – Options.

The names of the twenty largest holders of quoted options are:

	Listed options	
	Number of options	% of options
Ignatius Lip Pty Ltd	7,000,000	7.59%
Mrs Lynette Beryl Wamsteker	5,000,000	5.42%
Getty Minerals Pty Ltd (Super Account)	3,614,000	3.92%
Derek Heath (Investor Group)	2,000,000	2.17%
Mr Matthew Burford	1,500,000	1.63%
Mr Daniel Shawn Warner	1,500,000	1.63%
Dr Colin Frederick Rayner	1,250,000	1.36%
G Abignano (Trading) Pty Ltd	1,000,000	1.08%
Mr Christopher Lindsay Bollam	875,151	0.95%
Mr John Fyfe and Mrs Evelyn Fife (Super Fund)	823,618	0.89%
Mr Gary Neale Bryson	775,000	0.84%
Australian Exports & Industrialisation Super Pty Ltd	672,500	0.73%
Mr Christopher Lindsay Bollam	655,606	0.71%
Mr R Merritt and Mrs A Merritt (Super Fund)	600,000	0.65%
Mr Richard Paul Sapsford	600,000	0.65%
B & J Abignano Pty Ltd	558,000	0.61%
Mr Steven Tan (Tan Family Super Fund Account)	551,809	0.60%
CCK Pty Limited (Super Fund Account)	500,000	0.54%
Mr Andrew Paul Licence	500,000	0.54%
Mr Bruce Graeme Moir	500,000	0.54%
Total	30,475,684	33.06%

h) Voluntary escrow

There are no Viralytics securities under voluntary escrow.

i) Share buy-backs

There is no current or planned buy-back of the Company's shares.

2 Stock Exchange Listing

Quotation has been granted for all the ordinary shares of the Company on all Member Exchanges of the Australian Securities Exchange.

3 American Depository Receipts Program

The ADR program allows investors to purchase in US denominated securities through North American brokerages. It is administered by the Bank of New York. Each ADR represents 30 Viralytics Ltd shares.


VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

The Manager
Company Announcements Office
ASX Limited
20 Bridge Street
Sydney NSW 2000

31 August 2009

Dear Sir

NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT

On 28 August 2009, Viralytics Ltd (ASX:VLA) issued 1,786,831 fully paid ordinary shares upon partial conversion of a Convertible Note (Shares).

VLA hereby gives notice under section 708A(5)(e) of the Corporations Act (Act) that:

1. VLA issued the Shares without disclosure under Part 6D.2 of the Corporations Act;
2. As at 28 August 2009 VLA has complied with:
   a. the provisions of Chapter 2M of the Act as they apply to VLA; and
   b. section 674 of the Act; and
3. As at 28 August 2009 there is no excluded information to be provided in accordance with section 708A(7) and (8) of the Act.

Yours sincerely

Sarah Prince
Company Secretary
Viralytics Ltd

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351


VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

RECEIVED
2009 SEP 30 A 7:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX Announcement
31 August 2009

PARTIAL CONVERSION OF CONVERTIBLE NOTE

Viralytics Limited **(ASX:VLA, OTC: VRACY)** advises that La Jolla Cove Investors, Inc have converted A$40,000 (US$33,124) of their Convertible Note into 1,786,831 fully paid ordinary shares. This is the sixth conversion which brings the total conversion of the Convertible Note to A$240,000.

The Company has drawn down US$750,000 under the Convertible Note. Following this conversion there remains US$555,249 outstanding under the Convertible Note.

An Appendix 3B in relation to the issue of shares is attached.

Enquiries

Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,786,831
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$40,000 in total
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued on partial conversion of the Convertible Note between the Company and La Jolla Cove Investors, Inc as announced to the market on 12 June 2009.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 August 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	311,500,239	Ordinary shares fully paid
		92,184,219	Listed Options (expiring 29 June 2010, exercise price $0.03)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	17,550,000	Unlisted Options
		1,020,000	Unlisted employee share scheme options
		1	Convertible Note (Original value US$1.5M, US$750,000 drawn down and US$194,751 converted. Balance of Convertible Note drawn down is US$555,249.)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The same policy will apply as for all existing quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A.
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their	N/A

+ See chapter 19 for defined terms.

	entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those +securities should not be granted +quotation.

   - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 31 August 2009
Company Secretary

Print name: Sarah Prince

== == == == ==

+ See chapter 19 for defined terms.